FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For August 19, 2013

Commission File Number:  001-33271

CELLCOM ISRAEL LTD.
10 Hagavish Street
Netanya, Israel 42140
________________________________________________
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F __X__       Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  _____              No __X__

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable cellcom israel announces appointment of chief technology officer

Netanya, Israel – August 19, 2013 – Cellcom Israel Ltd. (NYSE: CEL) (TASE: CEL) (hereinafter: the "Company"), announced today that following the previously reported resignation of Mr. Eliezer (Lipa) Ogman from office as the Company's chief technology officer, the Company's board of directors has nominated Mr. Ron Shvili as the Company's chief technology officer, effective November 1, 2013. Mr. Shvili will resume the CTO's responsibilities, after a transition period, which will begin in September, 2013.

Nir Sztern, the Company CEO said: "Ron Shvili has an extensive experience in the forefront of  technology in the fields of communications, cyber and IT and will be able to contribute significantly to the development of Cellcom Israel as the leader on that front. Cellcom Israel's technologies division is a substantial asset to the Company's competitive strengths and has proven over the years its abilities in the face of new challenges and the positioning of the Company in the forefront of technology as well as operational and personnel excellence. I wish Ron success in joining Cellcom Israel's technology team."

Mr. Shvili has been an Entrepreneur in the field of cyber since the beginning of 2013, when he retired from the Israeli Defense Forces, or IDF. From 1990 to 2012 Mr. Shvili held various key managerial and technological positions in the IDF and the Israeli Ministry of Defense, or MOD, including senior positions as the Head of Electronics and Electronic Warfare division in  R&D (MAFAT) directorate of the MOD and Head of the technology center of an elite IDF unit, both at the rank of  Colonel, where he was responsible for the research, strategic planning, development and implementation  of cutting edge technologies in the fields of communications, cyber and IT, and the operation and maintenance of the communications infrastructure and IT systems. Mr. Shvili holds B.Sc and M.Sc in Electrical engineering from Tel-Aviv University.

About Cellcom Israel
Cellcom Israel Ltd., established in 1994, is the leading Israeli cellular provider. Cellcom Israel provides its approximately 3.151 million subscribers (as at June 30, 2013) with a broad range of value added services including cellular and landline telephony, roaming services for tourists in Israel and for its subscribers abroad and additional services in the areas of music, video, mobile office etc., based on Cellcom Israel's technologically advanced infrastructure. The Company operates an HSPA 3.5 Generation network enabling advanced high speed broadband multimedia services, in addition to GSM/GPRS/EDGE networks. Cellcom Israel offers Israel's broadest and largest customer service infrastructure including telephone customer service centers, retail stores, and service and sale centers, distributed nationwide. Through its broad customer service network Cellcom Israel offers its customers technical support, account information, direct to the door parcel delivery services, internet and fax services, dedicated centers for the hearing impaired, etc. In August 2011, Cellcom Israel completed the acquisition of Netvision Ltd. 013 Netvision Ltd., its wholly owned subsidiary, is a leading Israeli provider of internet connectivity services and international calling services. Cellcom Israel, through its wholly owned subsidiaries also provides landline telephone communication services in Israel, in addition to data communication services. Cellcom Israel's shares are traded both on the New York Stock Exchange (CEL) and the Tel Aviv Stock Exchange (CEL). For additional information please visit the Company's website www.cellcom.co.il

Company Contact Yaacov Heen Chief Financial Officer investors@cellcom.co.il Tel: +972 52 998 9755	Investor Relations Contact Porat Saar CCG Investor Relations Israel & US cellcom@ccgisrael.com Tel: +1 646 233 2161

 Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CELLCOM ISRAEL LTD.
Date:	August 19, 2013	By:	/s/ Liat Menahemi Stadler
			Name:	Liat Menahemi Stadler
			Title:	General Counsel